PROSPECTUS


                                 288,037 SHARES

                               WHITTMAN-HART, INC.
                                  COMMON STOCK


         These 288,037 shares of common stock may be offered and sold at various times by the stockholders of the Company identified in this Prospectus (the "Selling Stockholders"). The Selling Stockholders or their respective transferees or other successors may sell at various times the common stock directly or through broker-dealers, on the Nasdaq National Market, or in privately negotiated transactions or otherwise. These sales may occur at prevailing market prices or at negotiated prices.

         Our common stock is quoted on the Nasdaq National Market under the symbol "WHIT." On March 15, 1999, the closing sale price of our common stock on the Nasdaq National Market was $25 9/16 per share.

         YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 3 OF THIS PROSPECTUS BEFORE MAKING A DECISION TO PURCHASE OUR COMMON STOCK.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH ADDITIONAL OR DIFFERENT INFORMATION. THE COMMON STOCK IS NOT BEING OFFERED IN ANY STATE OR JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF SUCH DOCUMENTS. YOU SHOULD READ CAREFULLY THE ENTIRE PROSPECTUS, AS WELL AS THE DOCUMENTS INCORPORATED BY REFERENCE IN THE PROSPECTUS, BEFORE MAKING AN INVESTMENT DECISION.





                   The date of this Prospectus is May 10, 1999

                                TABLE OF CONTENTS


About This Prospectus........................................................2
Where You Can Find More Information..........................................2
The Company..................................................................3
Risk Factors.................................................................3
Use of Proceeds..............................................................7
The Selling Stockholders.....................................................8
Plan of Distribution.........................................................8
Experts......................................................................10


                              ABOUT THIS PROSPECTUS

         This Prospectus is a part of a registration statement (the "Registration Statement") that we have filed with the Securities and Exchange Commission (the "SEC") using a "shelf registration" process. You should read both this Prospectus and any supplement together with additional information described under "Where You Can Find More Information."

         You should rely only on the information provided or incorporated by reference in this Prospectus or any supplement. We have not authorized anyone else to provide you with additional or different information. Our common stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this Prospectus or any supplement is accurate as of any date other than the date on the front of such documents.

         All references in this Prospectus to "Whittman-Hart," the "Company," "we," "us," or "our" mean Whittman-Hart, Inc. and its subsidiaries, except where indicated.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC's public reference rooms located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at The Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at Seven World Trade Center, Suite 1300, New York, New York 10048. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings with the SEC are also available to the public on the SEC's Internet web site at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC later will automatically update and supersede this information. The following documents filed by us and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the Selling Stockholders sell all of the common stock offered hereby, are incorporated by reference in this Prospectus:

          (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1998;
          (ii) the Company's Registration Statement on Form 8-A; and
          (iii)the Company's Schedule 14A filed with the Commission on April 28, 1999.

         YOU MAY REQUEST A COPY OF THESE FILINGS, AT NO COST, BY WRITING OR TELEPHONING US AT WHITTMAN-HART, INC., 311 SOUTH WACKER DRIVE, 35TH FLOOR, CHICAGO, ILLINOIS 60606; TELEPHONE NUMBER (312) 922-9200; ATTENTION: DAVID P. SHELOW.

                                   THE COMPANY

         Because this is a summary, it does not contain all of the information about us that may be important to you. You should read the more detailed information and the financial statements and related notes which are incorporated by reference in this Prospectus.

         The Company provides strategic information technology ("IT") business solutions designed to improve our clients' productivity and competitive position. We offer our clients a single source for a comprehensive range of services required to successfully design, develop and implement integrated solutions in the client/server, open systems, midrange and mainframe computing environments. Some of the services we offer are: systems integration; strategic information technology planning; software development; package software implementation; business process reengineering; organizational change management; networking and connectivity; conventional and multimedia documentation and training; design and implementation of collaborative computing solutions; and design and implementation of electronic commerce solutions (such as Internet/intranet and electronic data interchange). We believe this breadth of services fosters long-term client relationships, affords cross-selling opportunities and minimizes our dependence on any single technology.

         Whittman-Hart(R) is a registered trademark of the Company. Our address is 311 South Wacker Drive, 35th Floor, Chicago, Illinois 60606, and our telephone number is (312) 922-9200.

                                  RISK FACTORS


         You should carefully consider the following risk factors in addition to the other information contained and incorporated by reference in this Prospectus before purchasing our common stock. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

ATTRACTION AND RETENTION OF EMPLOYEES

         Our business involves the delivery of professional services and is labor-intensive. Our success depends in large part upon our ability to attract, develop, motivate and retain highly skilled technical employees. Qualified technical employees are in great demand and are likely to remain a limited resource for the foreseeable future. There can be no assurance that we will be able to attract and retain sufficient numbers of highly skilled technical employees in the future. We have historically experienced turnover rates which we believe are consistent with industry norms. An increase in this rate could have a material adverse effect on our business, operating results and financial condition, including our ability to secure and complete engagements.

MANAGEMENT OF GROWTH

         We are currently experiencing rapid growth that has strained, and could continue to strain, our managerial and other resources. Our ability to manage the growth of our operations will require us to continue to improve our operational, financial and other internal systems and to attract, develop, motivate and retain our employees. If our management is unable to manage growth or new employees are unable to achieve anticipated performance levels, then our business and operating results could be materially and adversely affected.

PROJECT RISKS

         Many of our engagements involve projects that are critical to the operations of our clients' businesses and provide benefits that may be difficult to quantify. Our failure or inability to meet a client's expectations in the performance of our services could result in a material adverse change to the client's operations and therefore could give rise to claims against us or damage our reputation, which could adversely affect our business and operating results.

VARIABILITY OF QUARTERLY OPERATING RESULTS

         Variations in our revenues and operating results occur from time to time as a result of many factors. These factors include the significance of client engagements commenced and completed during a quarter, the number of business days in a quarter, timing of branch and service line expansion activities, the timing of corporate expenditures and employee hiring and utilization rates. The timing of revenues is difficult to forecast because our sales cycle can be relatively long and may depend on factors such as the size and scope of assignments and general economic conditions. Because a high percentage of our expenses are relatively fixed, a variation in the number of client assignments or the timing of the initiation or the completion of client assignments, particularly at or near the end of any quarter, can cause significant variations in operating results from quarter to quarter and could result in losses to us. In addition, our engagements generally are terminable by the client without penalty. Although the number of consultants can be adjusted to correspond to the number of active projects, we must maintain a sufficient number of senior consultants to oversee existing client projects and assist with our sales force in securing new client assignments.

COMPETITION

         The information technology services market includes a large number of competitors. It is also subject to rapid change and is highly competitive. Our primary competitors include participants from a variety of market segments, including "Big Five" accounting firms, systems consulting and implementation firms, application software firms, service groups of computer equipment companies, facilities management companies, general management consulting firms and programming companies. In addition, we compete with our clients' internal resources, particularly where these resources represent a fixed cost to our client. Such competition may impose additional pricing pressures on us. There can be no assurance that we will compete successfully with our existing competitors or with any new competitors.

RELIANCE ON KEY EXECUTIVES

         Our success is highly dependent upon the efforts and abilities of our executive officers, particularly Robert Bernard, the Company's founder and Chief Executive Officer. Although these executives have entered into employment agreements containing noncompetition, nondisclosure and nonsolicitation covenants, these contracts do not guarantee that these individuals will continue their employment. The loss of the services of any of these key executives could have a material adverse effect upon our business and operating results.

RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON NEW SOLUTIONS

         Our success will depend in part on our ability to develop information technology solutions that keep pace with continuing changes in information technology, evolving industry standards and changing client preferences. There can be no assurance that we will be successful in adequately addressing these developments on a timely basis or that, if these developments are addressed, we will be successful in the marketplace. In addition, there can be no assurance that products or technologies developed by others will not render our services uncompetitive or obsolete. Our failure to address these developments could have a material adverse effect on our business and operating results.

RISKS RELATED TO ACQUISITIONS

         We have expanded and intend to continue to expand our operations through the acquisition of additional businesses. There can be no assurance that we will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses without substantial expenses, delays or other operational or financial problems. Further, acquisitions may involve a number of special risks or effects, including diversion of management's attention, failure to retain key acquired personnel, unanticipated events or circumstances, legal liabilities and amortization of acquired intangible assets and other one-time or ongoing acquisition related expenses. Some or all of these special risks or effects could have a material adverse effect on our business and operating results. Client satisfaction or performance problems at one acquired firm could have a material adverse impact on our reputation. In addition, there can be no assurance that acquired businesses, if any, will achieve anticipated revenues and earnings. Our failure to manage our acquisition strategy successfully could have a material adverse effect on our business and operating results.

SIGNIFICANT INFLUENCE OF PRINCIPAL STOCKHOLDER

         As of April 30, 1999, Mr. Bernard beneficially owned approximately 24.4% of our common stock. As a result, Mr. Bernard will have significant influence over the outcome of matters requiring a stockholder vote, including the election of the members of the Board of Directors. Such control could adversely affect the market price of our common stock or delay or prevent a change in control.

INTELLECTUAL PROPERTY RIGHTS

         Our success is dependent upon certain methodologies we utilize in designing, installing and integrating computer software and systems and other proprietary intellectual property rights. Our business includes the development of custom software in connection with specific client engagements. Ownership of such software is generally assigned to our client. We also develop certain foundation and application software products, or software "tools," which remain our property.

         We rely upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect our proprietary rights and the proprietary rights of third parties from whom we license intellectual property. We enter into confidentiality agreements with our employees and limit distribution of proprietary information. There can be no assurance that these steps will be adequate to deter misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

         We believe that our services do not infringe on the intellectual property rights of others and that we have all rights necessary to utilize the intellectual property employed in our business. However, we are subject to the risk of claims alleging infringement of third-party intellectual property rights. Any such claims could require us to spend significant sums in litigation, pay damages, develop non-infringing intellectual property or acquire licenses to the intellectual property which is the subject of asserted infringement.

FIXED-BID PROJECTS

         We undertake certain projects billed on a fixed-bid basis, which is distinguishable from our principal method of billing on a time and materials basis. We also undertake other projects on a fee-capped basis. Our failure to complete such projects within budget or below the cap would expose us to risks associated with cost overruns. Such cost overruns could have a material adverse effect on our business and operating results.

STOCK PRICE VOLATILITY

         Our common stock's market price has and could continue to fluctuate substantially. Reasons for such fluctuations include quarterly fluctuations in results of operations, adverse circumstances affecting the introduction or market acceptance of new products and services that we offer and new product and service announcements by competitors, changes in the information technology environment, changes in earnings estimates by analysts, changes in accounting principles, sales of common stock by existing holders, loss of key personnel and other factors. The market price for our common stock may also be affected by our ability to meet analysts' expectations. Any failure to meet such expectations, even if minor, could significantly decrease the market price of the common stock. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Any such litigation instigated against us could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on our business and operating results.

CERTAIN ANTI-TAKEOVER EFFECTS

         Our Certificate of Incorporation and By-Laws and the Delaware General Corporation Law include provisions that may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that stockholders might consider in their best interests. These include By-Law provisions under which only the Chairman of the Board or the President may call meetings of stockholders and certain advance notice procedures for nominating candidates for election to the Board of Directors. Our directors are divided into three classes and are elected to serve staggered three-year terms. Our Board of Directors is empowered to issue up to 3,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of such shares, without any further stockholder action. The existence of this "blank-check" preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a tender offer, merger, proxy contest or otherwise. In addition, this "blank-check" preferred stock, and any issuance thereof, may significantly decrease the market price of the common stock.

YEAR 2000

         We have identified three issues related to Year 2000 compliance; first is the affect on our internal information systems, second are issues related to our vendors performing services for us, and finally are the issues related to our consulting activities. We are in the process of replacing our existing internal information systems. This initiative is expected to be completed in the third quarter of 1999. A contingency plan exists to make existing systems Year 2000 compliant by the end of the third quarter 1999 in the unlikely event the new systems' implementation cannot be completed. The cost of this implementation is not expected to have a material adverse impact on the Company's results of operations or financial condition.

         We have relationships with several vendors who provide administration of compensation and related employee benefits and other vendors who perform banking and treasury services. We are in the process of evaluating the state of readiness of these vendors and expect to complete our assessment in the first quarter of 1999. Contingency plans are in place to administer employee compensation and benefits in the event of non-compliance by any of these vendors. The cost to us in the event of non-compliance with Year 2000 issues by any of these third parties is not expected to have material impact on our results of operations or financial condition.

         We believe that a majority of middle-market companies have yet to achieve Year 2000 compliance. To resolve the Year 2000 issue, many companies are electing to install new package software applications, rather than modify existing systems, thus creating significant demand for package software-related services such as those provided by us. Consequently, we believe that companies' need to address their Year 2000 compliance is creating significant demand for our products and services. The passage of the Year 2000 could have a material adverse effect on the demand for our services. We provide solutions for IT systems that are critical to companies' operations. Business interruptions, loss or corruption of data or other major problems resulting from the failure of a client's IT system to process year 2000 data correctly could have significant adverse consequences to that client. We cannot currently predict whether or to what extent there will be any legal claims brought against us or whether there will be any other material adverse effect on our business, financial condition or results of operations, as a result of any such adverse consequences to our clients.

INTERNATIONAL

         In November 1997, we began our international operations through the acquisition of Axis Consulting International, Inc. and World Consulting Limited. As a result of these acquisitions, we recruit consultants and generate a portion of our revenues from outside the United States. We believe that our international operations will continue to grow. Foreign operations are subject to special risks that can materially affect sales and profits, including currency exchange rate fluctuations, labor strikes, political and economic disruptions, changes in government policies and regulatory requirements, tariff and trade barriers, immigration laws and regulations, potentially adverse tax consequences, exchange control and other risks.

ABSENCE OF DIVIDENDS

         We do not anticipate paying any cash dividends on our common stock in the foreseeable future.


                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of our common stock by the Selling Stockholders.

                            THE SELLING STOCKHOLDERS

         The following table sets forth certain information regarding the Selling Stockholders, including (i) the name of each Selling Stockholder, (ii) the beneficial ownership of common stock of each Selling Stockholder as of March 15, 1999, and (iii) the maximum number of shares of common stock offered by each Selling Stockholder. The information presented is based on data furnished to the Company by the Selling Stockholders.

         The number of shares that may be actually sold by each Selling Stockholder will be determined by such Selling Stockholder. Because each Selling Stockholder may sell all, some or none of the shares of Common Stock which each holds, and because the offering contemplated by this Prospectus is not currently being underwritten, no estimate can be given as to the number of shares of Common Stock that will be held by the Selling Stockholders upon termination of the offering.

         Pursuant to Rule 416 of the Securities Act of 1933 (the "Securities Act"), Selling Stockholders may also offer and sell additional shares of common stock issued as a result of stock splits, stock dividends and anti-dilution provisions.

                                    SHARES BENEFICIALLY OWNED PRIOR
                                         TO OFFERING (1)
                                    ------------------------------- SHARES BEING
                                            NUMBER     PERCENT         OFFERED
                                            ------     -------         -------
Kurt Salmon Associates, Inc.               147,244        *            73,622
John M. Dacey, Jr. (2)                     402,788        *           201,394
Marie Lopinto Dacey (3)                     26,042        *            13,021
---------------------
*Less than 1%

(1) Consists of shares acquired in connection with the Company's acquisition of Waterfield Technology Group, Inc. ("WTG"). In connection with the acquisition, the above stockholders received registration rights covering 50% of the shares of Common Stock that such stockholder received in the Company's acquisition of WTG.

(2) Does not include shares held by Mr. Dacey's wife, as trustee of certain trusts for their children.

(3) As trustee for The 1997 Trust For Michael L. Dacey and The 1997 Trust For Lisa M. Dacey (13,021 shares allocated to each trust). Ms. Dacey is the wife of Mr. Dacey.

RELATIONSHIPS WITH THE COMPANY

         The shares being sold by the Selling Stockholders were issued in connection with our acquisition of WTG, a Boston-based IT service provider, in March 1999. In consideration for all of the capital stock of WTG, the Company issued to WTG stockholders a total of 576,074 shares of Common Stock.

         In connection with the acquisition, the Company granted to the WTG stockholders certain registration rights to register 50% of the Common Stock that the WTG stockholders received in the acquisition (288,037 shares). The shares to be sold under this Prospectus are the shares for which the WTG stockholders have registration rights.

         In connection with the Company's acquisition of WTG, the Company entered into an employment agreement with Mr. Dacey. The employment agreement contains non-solicitation and noncompete provisions.


                              PLAN OF DISTRIBUTION

         Sales of the shares being sold by the Selling Stockholders are for the Selling Stockholders' own accounts. The Company will not receive any proceeds from the sale of the shares offered hereby.

         The Selling Stockholders have advised the Company that:

         o the shares may be sold by the Selling Stockholders or their respective pledgees, donees, transferees or successors in interest, on the Nasdaq National Market, in sales occurring in the public market of such market quotation system, in privately negotiated transactions, through the writing of options on shares, short sales or in a combination of such transactions;

         o each sale may be made either at market prices prevailing at the time of such sale or at negotiated prices;

         o some or all of the shares may be sold through brokers acting on behalf of the Selling Stockholders or to dealers for resale by such dealers; and

         o in connection with such sales, such brokers and dealers may receive compensation in the form of discounts and commissions from the Selling Stockholders and may receive commissions from the purchasers of shares for whom they act as broker or agent (which discounts and commissions may be less than or exceed those customary in the types of transactions involved). Any broker or dealer participating in any such sale may be deemed to be an "underwriter" within the meaning of the Securities Act and will be required to deliver a copy of this Prospectus to any person who purchases any common stock from or through such broker or dealer. The Company has been advised that, as of the date hereof, none of the Selling Stockholders have made any arrangements with any broker for the sale of their common stock.

         In offering the common stock covered hereby, the Selling Stockholders and any broker-dealers and any other participating broker-dealers who execute sales for the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized by the Selling Stockholders and the compensation of such broker-dealer may be deemed to be underwriting discounts and commissions. In addition, any common stock covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

         In order to comply with certain states' securities laws, if applicable, the common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the common stock may not be sold unless the common stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

         Under applicable rules and regulations under Regulation M under the Exchange Act of 1934 (the "Exchange Act"), any person engaged in the distribution of the common stock may not simultaneously engage in market making activities, subject to certain exceptions, with respect to the common stock of the Company for a specified period set forth in Regulation M prior to the commencement of such distribution and until its completion. In addition and without limiting the foregoing, each Selling Stockholder will be subject to the applicable provisions of the Securities Act and Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of the common stock by the Selling Stockholders. The foregoing may affect the marketability of the common stock.

         The Company will bear all expenses of the offering of the common stock, except that the Selling Stockholders will pay any applicable underwriting commissions and expenses, brokerage fees and transfer taxes, as well as the fees and disbursements of counsel to and experts for the Selling Stockholders.

         Pursuant to the terms of registration rights agreements with the Selling Stockholders, the Company has agreed to indemnify and hold harmless such Selling Stockholders from certain liabilities under the Securities Act.

                                     EXPERTS

         The consolidated financial statements and schedule of the Company as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.